

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 30, 2008

via U.S. mail and facsimile

Mr. Samuel Liu
Director, President, COO and Secretary
China Growth Development, Inc.
927 Canada Court
City of Industry, CA 91748

> **RE:** **China Growth Development, Inc.**
> **Form 8-K Item 4.01**
> **Filed May 14, 2008**
> **Form 8-K/A Item 4.01**
> **Filed May 30, 2008**
> **File # 333-109548**

Dear Mr. Liu:

  We have completed our review of your filing and amendment and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3739.

        Sincerely,

        Ryan Rohn
        Staff Accountant